UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

COMMISSION FILE NUMBER 0-10587

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

(Full title of the Plan)

FULTON FINANCIAL CORPORATION

One Penn Square

Lancaster, PA 1702

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

_____________________________________________________________________________

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2005 and 2004

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

Lancaster, Pennsylvania

FINANCIAL STATEMENTS

December 31, 2005 and 2004

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

  FOR BENEFITS

3

NOTES TO FINANCIAL STATEMENTS

4

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i  - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Administrative Committee

Fulton Financial Affiliates'

   401(k) Savings Plan and Trust

Lancaster, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Fulton Financial Affiliates' 401(k) Savings Plan and Trust (the Plan) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Columbus, Ohio

May 20, 2006

1.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

2005

2004

ASSETS

Cash

$

55,470

$

69,012

Investments (Note 4)

27,231,487

24,159,394

Receivables

Security transaction receivable

2,815

--

Accrued income

65,776

48,297

Employer contribution

413,751

424,410

Total receivables

482,342

472,707

Total assets

27,769,299

24,701,113

LIABILITIES

Administrative expenses payable

9,582

11,930

Security transaction payable

--

23,631

Total liabilities

9,582

35,561

Net assets available for benefits

$

27,759,717

$

24,665,552

See accompanying notes to financial statements.

2.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2005 and 2004

2005

2004

Additions to net assets attributed to:

Investment income

Net appreciation/(depreciation) in fair value

  of investments (Note 4)

$

(281,759)

$

2,144,014

Interest and dividends

1,231,159

489,149

949,400

2,633,163

Contributions

Employer contribution

562,743

525,118

Employee contributions

1,407,512

1,222,699

Employee rollovers

113

3,677

1,970,368

1,751,494

Total additions

2,919,768

4,384,657

Deductions from net assets attributed to:

Benefits paid to participants

1,445,231

1,535,895

Administrative expenses

64,203

57,869

1,509,434

1,593,764

Net increase prior to transfer

1,410,334

2,790,893

Transfer to Fulton Financial Corporation

  Profit Sharing Plan

--

(3,546)

Transfer due to plan merger (Note 9)

1,683,831

--

Net increase

3,094,165

2,787,347

Net assets available for benefits

Beginning of year

24,665,552

21,878,205

End of year

$

27,759,717

$

24,665,552

See accompanying notes to financial statements.

3.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Fulton Financial Affiliates' 401(k) Savings Plan and Trust (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan which covers eligible employees of certain merged bank subsidiaries.  The Plan was established in 1991 and provides for retirement, death, and disability benefits.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions:  Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).  Participants direct the investment of their contributions into various investment options offered by the Plan.  Fulton Financial Corporation (the Company) may contribute, at its discretion, a percentage of the employee's salary deferral contribution, to be determined each year (the employer match).  An employer matching contribution of 100% of the first 3% of compensation deferred was made in 2005 and 2004 for all participants except those who were former participants in the Drovers Mechanics Bank Salary Deferral Plan (Drovers 401(k) Plan) or the First Washington Bank 401(k) Savings Plan (First Washington 401(k) Plan).  The employer matching contribution formula for the former Drovers 401(k) Plan and First Washington 401(k) Plan participants was 50% of the first 6% of compensation deferred.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings.  Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon.  Vesting in the remainder of the accounts is based on years of service.  Participants become 100% vested after completion of three years of credited service.  Effective June 1, 2003, the Plan was amended to immediately 100% vest former Drovers 401(k) Plan participants in their accounts.

Payment of Benefits:  Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account.  Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments.  Effective January 1, 2006, the Plan was amended to eliminate annuity payments as an allowable form of benefit payment.

(Continued)

4.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loans:  No participant loans secured by participant's Plan accounts shall be permitted under the Plan with the exception of any loans that were outstanding under the terms of the First Washington Plan at the time of its merger into the Fulton Financial Affiliates 401(k) Savings Plan and Trust on March 1, 2005.

The terms of First Washington loan policy are loans are secured by the balance in the participant's account.  These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance.  Loan principal and interest payments are made in accordance with the note's amortization schedule, and made via payroll.

Forfeitures:  Forfeitures represent the nonvested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested.  Forfeitures are used to reduce the future contributions to the Plan.  As of December 31, 2005 and 2004, forfeitures of $19,869 and $0, respectively were available.  Forfeitures used to reduce the employer matching contribution for the plan year ended December 31, 2005 and 2004 were $0 and $698, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method:  The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investments:  The investments held by the Plan are shown at fair value.  Securities which are traded on a national securities exchange, including Fulton Financial Corporation common stock, are valued at the last reported sales price on the last business day of the year.  The Plan's investments in common trust funds are valued at the aggregate of the fair values of the underlying securities.  Loans to participants are valued at their outstanding balances, which approximates fair value.

Purchases and sales are recorded on a trade date basis.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risk and Uncertainties:  The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds.  The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

 (Continued)

5.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits:  Benefits are recorded when paid.

Concentration of Credit Risk:  At December 31, 2005 and 2004, approximately 20% and 22%, respectively, of the Plan’s assets were invested in Fulton Financial Corporation common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets (at fair value).

December 31, 2005

Units or Shares

Fair Value

Fulton Financial Corporation Common Stock

315,459

$

5,552,079

Fulton Financial Advisors Retirement Common Stock Fund

30,756

3,007,338

Fulton Financial Advisors Retirement Fixed Income Fund

171,441

3,032,073

Fidelity Advisor Mid Cap Fund

131,559

3,248,201

MFS Value Fund

83,685

1,944,830

Vanguard 500 Index Fund

27,688

3,181,879

Goldman Sachs Financial Square Government

3,068,002

3,068,022

American Century Small Company Fund

322,411

3,159,625

December 31, 2004

Units or Shares

Fair Value

Fulton Financial Corporation Common Stock

293,083

$

5,465,402

Fulton Financial Advisors Retirement Common Stock Fund

29,853

2,824,592

Fulton Financial Advisors Retirement Fixed Income Fund

159,324

2,786,324

Fidelity Advisor Mid Cap Fund

105,697

2,719,587

MFS Value Fund

73,575

1,708,420

Vanguard 500 Index Fund

25,018

2,792,971

Goldman Sachs Financial Square Government

2,434,866

2,434,866

American Century Small Company Fund

273,714

2,794,620

 (Continued)

6.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 4 - INVESTMENTS (Continued)

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(281,759) and $2,144,014 as follows:

2005

2004

Mutual funds

$

(114,039)

$

1,272,384

Common trust funds

131,446

297,952

Fulton Financial Corporation Common Stock

(299,166)

573,678

$

(281,759)

$

2,144,014

NOTE 5 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid.  Plan assets allocated to these participants were $361,213 at December 31, 2005 and $65,306 at December 31, 2004.

NOTE 6 – PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others.  Certain professional fees for the administration of the Plan were paid by the Company.  Fees paid by the Plan to Conrad Seigal, the Plan recordkeeper, totaled $44,603 and $47,456 for 2005 and 2004, respectively.  Fees paid by the Plan to Smith Elliott Kearns & Company LLC, the prior auditor for the Plan, totaled $0 and $475 for 2005 and 2004, respectively.  Fees paid by the Plan to Crowe Chizek and Company LLC, the current auditor, totaled $13,250 and $9,000 in 2005 and 2004, respectively.  Fees paid by the Plan to Barley, Snyder, Senft & Cohen LLC, legal counsel for the Plan, totaled $6,350 and $928 for 2005 and 2004, respectively.  At December 31, 2005 and 2004, the Plan had investments of $5,552,079 and $5,465,402, respectively, in Fulton Financial Corporation common stock which constitutes a party-in-interest investment.  The Plan also has investments of $6,039,411 and $5,610,916 at December 31, 2005 and 2004, respectively, in common trusts funds that are administered by Fulton Financial Advisors, the custodian of the Plan.  Fulton Financial Advisors is a wholly-owned subsidiary of the Company.  Approximately $168,538 and $144,848 of cash dividends were paid to the Plan by Fulton Financial Corporation during 2005 and 2004, respectively.  The Plan also had investments in participant loans which qualified as party-in-interest investments.

(Continued)

7.

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated April 16, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - STOCK SPLIT

The Company declared a five-for-four dividend on its common stock to all shareholders of record as of June 9, 2005.  All share information presented in these financial statements pertaining to Fulton Financial Corporation common stock has been restated to reflect this five-for-four stock split.

NOTE 9 – PLAN MERGER

Effective March 1, 2005, the Plan was amended to merge the First Washington Bank 401(k) Savings Plan into the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust.

8.

SUPPLEMENTAL SCHEDULE

FULTON FINANCIAL AFFILIATES'

401(k) SAVINGS PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Name of Plan Sponsor:

Fulton Financial Corporation

EIN:

23-2195389

Plan number:

005

(b)

(c)

Identity of issue,

Description of investment including

(e)

borrower, lessor,

      maturity date, rate of interest

(d)

         Current

(a)           or similar party                   collateral, par or maturity value                     Cost

     Value

Common Trust Funds

*

Fulton Financial

Retirement Fixed Income Fund

$

Ö

$

3,032,073

  Advisors

*

Fulton Financial

Retirement Common Stock Fund

Ö

3,007,338

  Advisors

Mutual Funds

MFS Investment

MFS Value Fund

Ö

1,944,830

  Management

Goldman Sachs & Co.

Goldman Sachs Financial Square

Ö

3,068,022

  Government Fund

Fidelity Investments

Fidelity Advisor Mid Cap Value Fund

Ö

3,248,201

Vanguard

Vanguard 500 Index Fund

Ö

3,181,879

American Century

American Century Small Company Fund

Ö

3,159,625

  Investments, Inc.

Franklin Templeton

Templeton Foreign Fund

Ö

1,025,368

  Investments

Common Stock

*

Fulton Financial

Common Stock

Ö

5,552,079

  Corporation

Participant Loans

*

Plan Participants

Participant loans with interest

  rates ranging from 5.00% to 5.75%

Ö

12,072

$

27,231,487

*Party-in-interest

√All investments are participant directed, therefore, historical cost information is not required.

9.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Fulton Financial Affiliates’ 401(k) Savings Plan and Trust have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FULTON FINANCIAL AFFILIATES’

401(k) SAVINGS PLAN AND TRUST

Date: June 20, 2006	By: /s/ Louis Yoka Louis Yoka Vice President, Compensation & Benefits

EXHIBIT INDEX

EXHIBIT DESCRIPTION

23.1  Consent of Independent Auditors

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-76594 on Form S-8 of Fulton Financial Corporation of our report dated May 20, 2006, appearing in this Annual Report on Form 11-K of Fulton Financial Affiliates’ 401(k) Savings Plan and Trust for the year ended December 31, 2005.

/s/ Crowe Chizek and Company LLC

Columbus, Ohio

June 20, 2006